

September 4, 2007

Mr. Thomas M. Boehlert
Chief Financial Officer
Kinross Gold Corporation
52nd Floor, Scotia Plaza, 40 King Street West
Toronto, Ontario, Canada M5H 3Y2

> **Re: Kinross Gold Corporation**
> **Form 40-F for Fiscal Year Ended December 31, 2006**
> **Filed April 2, 2007**
> **Response Letter Dated August 14, 2007**
> **File No. 001-13382**

Dear Mr. Boehlert:

We have completed our review of your response letter and Form 40-F and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief